Juniper Industrial Holdings, Inc.

14 Fairmount Avenue

Chatham, New Jersey 07928

November 6, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Juniper Industrial Holdings, Inc.
Amendment No. 1 and Amendment No. 2 to Form S-1
Filed October 29, 2019 and November 4, 2019, respectively
File No. 333-234264

Ladies and Gentlemen:

This letter sets forth the response of Juniper Industrial Holdings, Inc. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 5, 2019, with respect to the above referenced amended Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience, and we have also set forth the Company’s response to the comment immediately below the comment.

In addition, the Company is filing a revised opinion of Kirkland & Ellis LLP, counsel to the Company, as Exhibit 5.1 to the Registration Statement in response to the Staff’s comment.

Amendment No. 1 to Form S-1

Exhibits

Staff’s comment: Refer to the legality opinion filed as Exhibit 5.1. The legality opinion that you file to satisfy your obligations under Item 601(b)(5) should not assume conclusions of law or material facts that are necessary requirements of the ultimate opinion. We note the following clauses from the opinion:

• “appropriate corporate action shall have been taken to authorize the issuance and sale of such shares of Common Stock”

• “any legally required consents, approvals, authorizations and other orders of the Commission and any other regulatory authorities shall have been obtained”

• “appropriate certificates representing the shares of Common Stock are duly executed”

Please obtain a revised opinion without these assumptions. Refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 (CF).

Response: The Company acknowledges the Staff’s comment and has obtained from Kirkland & Ellis LLP, its counsel, a revised opinion which omits the language referenced in the Staff’s comment from the opinion.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Brian Cook
Brian Cook Chief Financial Officer

Via E-mail:

cc:	Christian O. Nagler
Peter S. Seligson
Kirkland & Ellis LLP
Paul D. Tropp
Michael S. Pilo
Christopher J. Capuzzi
Ropes & Gray LLP